SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         )

Table of contents

•	Eni remains committed to its decarbonization strategy, revises long-term prices assumptions, having assessed the disruptions in the trading environment due to COVID-19, July 6, 2020;
•	Eni: actions against covid-19 pandemic effects and consequent market volatility continue, July 30, 2020;
•	Eni result for the second quarter and half year 2020, July 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: July 31, 2020

Eni remains committed to its decarbonization strategy, revises long-term prices assumptions, having assessed the disruptions in the trading environment due to COVID-19

-	Strategy and implementation actions to reduce the Company’s carbon footprint confirmed, and possibly speeded up;

-	Long-term prices assumptions for Brent crude oil set at $60 /barrel (from 2023 onwards, in real terms), compared to $70/barrel previously

Claudio Descalzi, Eni’s CEO, commented:

“We confirm our strategy to become a leader in the decarbonization process, notwithstanding the enduring impacts of the COVID-19 pandemic on the global economy and the Company. We are assessing how to speed up our plans. This ongoing evolution will allow the Company to achieve a better balanced portfolio, reducing the exposure to the volatility of hydrocarbon prices, while progressing towards our targets of sustainability and profitability. Our changed long-term assumptions, reached four months after the outbreak of the COVID-19 pandemic, reflect our current expectations about future prices and will be incorporated in our processes of capital allocation.”

Rome, 6 July 2020 – Following the assessment of the disruptions in the trading environment due to Covid-19 pandemic, Eni confirms the long-term strategy presented at the end of February 2020 setting out the evolution of the Company in the next 30 years that will allow Eni to be a leader in the market supplying decarbonised products and actively contributing to the energy transition process, thus combining targets of returns and environmental sustainability. The market developments linked to the spread of the COVID-19 pandemic have made even more compelling the robustness of our strategic path and of our long-term choices.

The distinctive element of this strategy – as Eni already announced to the market - is the fixed 2050 absolute emissions reduction target of 80% covering all of the Company’s products, which is well above the 70% threshold indicated by the IEA in the Sustainable Development Scenario that tracks the reduction of emissions compatible with the Paris Agreement. The even more sustainable evolution of Eni’s business model is underpinned by maintaining rigorous financial discipline in capital allocation and a robust capital structure.

Having considered the prospect of the pandemic having an enduring impact on the global economy and the energy scenario, Eni has revised its view of market fundamentals to factor in certain emerging trends. In Particular, the Company has revised its forecast for hydrocarbon prices, which are the main driver of capital allocation decisions and of the recoverability assessment of the book values of Eni’s non-current assets.

Revision of the 2020-2024 and long-term pricing scenario

The revised scenario adopted by Eni foresees a long-term price of the marker Brent of 60 $/barrel in 2023 real terms compared to the previous assumption of 70 $/barrel. For the years 2020-2022, Brent prices are expected respectively at 40, 48 and 55 $/barrel (compared to the previous assumptions of 45, 55 and 70 $/barrel).

The price of natural gas at the Italian spot market “PSV” is estimated at 5.5 $/mmBTU in real terms 2023 compared to the previous assumption of 7.8 $/mmBTU. For the years 2020-2022 it is expected respectively at 3.0, 4.6 e 5.2 $/mmBTU (previously 3.9, 5.1 and 7.3 $/mmBTU). Long-term refining margins in the Mediterranean area are confirmed slightly lower than 5 $/barrel.

Impact on the Group’s financial statements

Eni’s impairment assessments are in progress and it is not possible at this time to precisely determine the impact of the revised impairment testing price assumptions on the group’s financial statements.

Based on information available to management and on the current progress of assessments, Eni currently expects to record in the results of the second quarter 2020 estimated non-cash, post-tax impairment charges against non-current assets, including a devaluation of tax credits recorded in connection with tax-losses carryforwards, of € 3.5 billion, plus/minus 20%. At its mid-point, this estimation represents a limited decrease of around 4% in the value of non-current assets.

Pre-tax impairment charges estimated at € 2.8 billion relate for € 2 billion to upstream assets, with the remaining charges to be recorded in the refining business. Management does not expect any impairment charge against the value of explorations assets triggered by the revision of the pricing scenario.

The reduction in tax credits of € 0.7 billion is due to an impairment loss recorded at tax-losses carryforwards net of the tax effects associated with the charges recorded against the book values of property, plant and equipment.

The ultimate amount of the above mentioned estimated impairment losses are expected to be recorded in Eni’s consolidated results for the second-quarter 2020 due to be released on July 30, 2020 and in Eni’s interim consolidated financial report for the first half of 2020 due to be published by the first week of August upon completion of a limited review by the Group’s Independent external Auditors.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: actions against covid-19 pandemic effects and consequent market volatility continue

Short and medium term strategy updated: costs and capex optimization increased; energy transition targets confirmed, and investments in businesses linked to decarbonization raised. New shareholders’ remuneration policy put in place.

- In 2020, investments optimization of 2.6 billion euros (vs 2.3 billion euros already announced), costs  optimization of 1,4 billion euros (vs 600 million euros already announced)

- In 2021, costs reduction of 1.4 billion euros and investments decrease of 2.4 billion euros (vs 2.5-3.0 billion euros of reduction already announced)

- Production profile reviewed and expected to reach around 2 million barrels of oil equivalent per day in 2023, rising to peak of around 2.05-2.10 million barrels of oil equivalent per day in 2025

- Additional investments of 800 million euros in 2022 and 2023 allocated to bio-refineries projects, renewables and retail customers growth strategy

San Donato Milanese (Milan), 30 July 2020 – Eni has updated its short and medium term strategy, and put in place a new Shareholder’s remuneration policy to face the effects of the pandemic on the energy sector, in terms of market volatility and the significant reduction in commodity prices.

Eni’s CEO, Claudio Descalzi, commented: “Eni’s reaction has been prompt and radical during a period that I define as the worst in the history of the oil&gas industry, affected by the pandemic and “prices war” effects. We have reviewed our strategy by reducing our spending in costs and investments for the 2020-2021 period, which will be the most critical. The revision will imply that upstream production profile will change, while targets already set for the other businesses, which are showing great resilience, could be relaunched thanks to the allocation of new additional resources. After we have completed the revision of our strategy, then we have redefined our remuneration policy to adapt it to the current scenario, that we expect to be volatile and with lower prices than the previous one. The remuneration policy is innovative because it combines a floor and progressive component tailored on a Brent price of at least 45$/barrel with a variable component tailored on the price growth up to 60$/barrel, beyond which the buy back programme will be relaunched. The dividend will no longer be a fixed amount, in an environment increasingly subject to high variability. It will reflect the scenario and the industrial development of the group, which aims to continue its growth by providing every year a competitive yield to our shareholders”.

Cost and Capex reduction plan enhanced

Eni made an initial review in March and April of the activities planned for 2020 and 2021, identifying the actions that will allow the Company to keep Capex and costs down, while retaining the highest safety standards.

The revision of the activities has subsequently continued identifying even more incisive measures for reducing costs. In particular, optimization actions on investments and costs equal to 2.6 billion euros and 1.4 billion euros respectively have been identified for 2020, with a further 300 million reduction in investments and 800 million reduction in costs compared to previous guidance. Actions to reduce costs for an amount of 1.4 billion euros and investments for an amount of 2.4 billion euros have been identified for 2021, amounting to 3.8 billion euros, an increase compared to 2.5-3.0 billion euros of only investments reduction previously announced.

25%-30% of cost reduction identified for 2020 and 2021 will be structural.

Strategy update

The revision of 2020 and 2021 activities is aimed at maintaining a robust capital structure in the presence of a depressed and unstable price scenario and encompasses the rescheduling of some activities included in the Plan approved in February by the Board of Directors.

Oil & gas production is expected to reach around 2 million barrels of oil equivalent per day in 2023, rising to peak of around 2.05-2.10 million barrels of oil equivalent per day in 2025.

All the other 2023 targets related to the energy transition businesses are confirmed. In particular, the installed power capacity generated from renewables is expected to reach 3 GW, and gas & power retail customers are expected to reach 10.5 million.

Overall investments in the four-year period 2020-2023 now amount to 27 billion euros, with a 4.7 billion euros decrease compared to the Plan originally approved and due to the measures put in place in the Upstream business in 2020-2021 period. Additional investments of 800 million euros in 2022 and 2023 have been allocated to the businesses involved in the energy transition, in particular bio-refining, renewables and the retail customer segment. An improvement of growth targets related to these businesses will result from the higher investments and will be announced by the next Strategy presentation.

Following the revisions, “green” investments will be 17% of the overall four-year period Capex (12% in the Plan previously approved), reaching 26% of the overall investments in 2023.

Eni on 4 June created two business groups. The Natural Resources business group will enhance the upstream oil&gas portfolio in a sustainable manner, focusing also on energy efficiency activities and carbon capture projects. The Energy Evolution business group will focus its activities on the evolution of the generation, transformation and retail and marketing businesses from fossil to bio, blue and green products. The new organizational structure is a fundamental step towards the implementation of Eni’s 2050 strategy, which combines value creation, businesses sustainability and economic and financial robustness.

Eni on 6 July adopted a new scenario with a 60$/b Brent price in real terms in 2023, compared to the previous assumption of 70$/b. In 2020, 2021 and 2022 the Brent price is expected to be 40$, 48$ and 55$/b respectively (previously 45$, 55$ and 70$).

The new Shareholders’ Remuneration policy

Eni has reviewed its shareholders’ remuneration policy in order to give them maximum visibility on dividends payments and future buy back plan, as a result of a changed, highly volatile scenario and the actions undertaken to face its effects.

The new remuneration policy shall apply in the case of annual Brent prices equal to, or higher than 45$/barrel and includes:

•	an annual dividend composed of a floor amount currently set at 0.36 euros per share when the annual Brent scenario is at least 45 $/barrel, and a growing variable component which will increase when the Brent price grows above $45 upto $60;

•	a €400 million buy back plan which will be put in place in the case of a Brent price between 61$/barrel amd 65$/barrel, and a €800 million buy back plan which will be activated in the case of a Brent price higher than 65$/barrel.

The floor dividend will increase depending on the results of the Company’s growth strategy and will be reviewed every year.

The amount of the variable component will be determined on the basis of the Brent price average expected for every year and calculated as an increasing percentage – between 30% and 45% - of the incremental free cash flow generated by the Brent price scenario (+900 million euros as a result of +5$/barrel in the Brent price) in the case of Brent prices higher than 45$/barrel and up to 60$/barrel.

The floor dividend will be paid in 2020 notwithstanding today’s forecast of an annual average Brent price of 40$/barrel: one third of the amount will be paid in September with the interim dividend and two thirds in May 2021 with the final dividend.

Starting from 2021 the floor dividend will be paid 50% with the interim dividend and 50% with the final dividend. The growing variable component will be fully paid with the interim dividend in the year when the conditions for its payment will occur, even if this occurs sooner than Eni’s Brent price forecasts.

The new shareholders’ remuneration policy implies a cash distribution of 0.55 euros/share, 0.47 euros/share, 0.56 euros/share and 0,70 euros/share payable in 2020, 2021, 2022 and 2023, respectively, when Eni’s Brent price forecasts are applied and without currently assuming any increase in the floor dividend.

Buy back plans equal to 400 million euros and 800 million euros could be implemented in the case of Brent price between 61$ and 65$, and higher than 65$ respectively, these represent a further progressive growth element of the remuneration policy.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

July 30, 2020

Eni result for the second quarter and half year 2020

Key operating and financial results

IQ				IIQ			IH
2020				2020	2019	% Ch.	2020	2019	% Ch.
50.26		Brent dated	$/bbl	29.20	68.82	(58)	39.73	66.01	(40)
1.103		Average EUR/USD exchange rate		1.101	1.124	(2)	1.102	1.130	(2)
45.56		Brent dated	€/bbl	26.51	61.25	(57)	36.05	58.42	(38)
121		PSV	€/kcm	75	178	(58)	98	200	(51)
1,774		Hydrocarbon production	kboe/d	1,713	1,834	(7)	1,744	1,837	(5)
1,307		Adjusted operating profit (loss) (a)	€ million	(434)	2,279	..	873	4,633	(81)
1,037	of which:	E&P		(807)	2,140	..	230	4,448	(95)
431		G&P		218	43	407	649	378	72
16		R&M and Chemicals		73	51	43	89	33	..
59		Adjusted net profit (loss) (a)(b)		(714)	562	..	(655)	1,554	..
0.02		per share - diluted (€)		(0.20)	0.16		(0.18)	0.43
(2,929)		Net profit (loss) (b)		(4,406)	424	..	(7,335)	1,516	..
(0.82)		per share - diluted (€)		(1.23)	0.12		(2.05)	0.42
1,953		Net cash before changes in working capital at replacement cost (c)		1,305	3,385	(61)	3,258	6,800	(52)
975		Net cash from operations		1,403	4,515	(69)	2,378	6,612	(64)
1,905		Net capital expenditure (d)(e)		957	1,895	(49)	2,862	3,789	(24)
12,920		Net borrowings before lease liabilities ex IFRS 16		14,329	7,869	82	14,329	7,869	82
18,681		Net borrowings after lease liabilities ex IFRS 16		19,971	13,591	47	19,971	13,591	47
45,385		Shareholders' equity including non-controlling interest		38,839	51,006	(24)	38,839	51,006	(24)
0.28		Leverage before lease liabilities ex IFRS 16		0.37	0.15		0.37	0.15
0.41		Leverage after lease liabilities ex IFRS 16		0.51	0.27		0.51	0.27

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 18.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges.

(d) Include capital contribution to equity accounted entities.

(e) Net of expenditures relating to reserves acquisition, purchase of minority interests and other non-organic items.

Eni's Board of Directors yesterday approved the consolidated results for the second quarter and first half of 2020 (not subject to audit). Having examined the results, Eni CEO Claudio Descalzi said:

“Eni’s second quarter results are extremely positive considering we have gone through what is likely to be one of the most challenging quarters the oil and gas industry has faced in its history. Prices collapsed along with demand due to both the pandemic crisis and geopolitical tensions. While actions taken by OPEC+ have allowed the market to reach some stability, emerging from the pandemic will be difficult, with signs of great uncertainty still to come. Given the current circumstances, Eni has promptly reacted by reviewing its 2020-2021 industrial plans with the aim of maintaining a robust balance sheet. In particular, we have taken action to reduce operating costs by €1.4 billion in 2020, without compromising employee job security. Capex has been cut by €2.6 billion, mainly in the upstream business, which has been most impacted by the crisis. Our gas, retail and bio-refining businesses have shown particular robustness, posting better results than those achieved in 2019 despite the effects of the pandemic and beating market expectations. These results have allowed us to once again generate cash flow exceeding capex, without affecting our €18 billion liquidity reserve at June 30, 2020.”

Highlights for the first half and the second quarter

Exploration & Production

•	Hydrocarbon production: 1.71 million boe/d in the second quarter 2020, down by 6.6% compared to the second quarter 2019 (1.74 million boe/d in the first half, down by 5.1%).

Net of price effects, the decline was due to COVID-19 effects and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. The positive performance reported in Nigeria, Kazakhstan and Mexico and the additions due to the purchase of mineral interests in 2019 in Norway, more than offset the lower volumes in Libya driven by an anticipated contractual trigger, geopolitical instability and lower entitlements/spending.

•	In the first quarter 2020, started up oil production at the Agogo field, in Block 15/06 offshore Angola, just nine months after the discovery, thanks to the synergies with the Ngoma FPSO vessel operating the West Hub fields.

•	Completed a “fast track” project for exporting volumes of associated gas produced in Block 403 in Algeria, paving the way for the synergic development of the gas fields in the North Berkine leases.

•	Portfolio developments:

-	awarded the operatorship of Block 28 (Eni’s interest 60%) in the Namibe and Benguela basins offshore Angola;

-	awarded to the JV Vår Energi 17 new exploration licenses (7 of which operated) in the three main basins of the Norwegian continental shelf.

•	Exploration success:

-	the estimate of oil in place was confirmed to 1 billion barrels at the Agogo discovery in Block 15/06, offshore Angola, following the successful outcome of a second appraisal well;

-	made an oil discovery in the Saasken exploration prospect in Block 10, offshore Mexico. Estimated 200-300 million barrels of oil in place;

-	made a gas and condensate discovery in the exploration prospect Mahani-1, onshore the Sharjah Emirate (UAE), in the Concession B area, just one year after signing the concession agreement;

-	made a gas discovery in the license of North El Hammad, in the Bashrush prospect in the Nile Delta, located near Nooros and Baltim South West fields;

-	oil discovery in the SWM-A-6X exploration prospect, in South West Meleiha concession, in the Western Desert of Egypt. Production from South West Meleiha concession, started up in July 2019, in just one year ramped up to 12,000 boe/d leveraging on the contribution of new discoveries;

-	the estimate of gas and condensate potential was increased to 200-250 billion cubic meters of gas in place and 400-500 million of barrels of condensate at the Ken Bau discovery in Block 114, offshore Vietnam.

•	E&P’s adjusted operating result: adjusted operating loss of €0.81 billion in the second quarter 2020 vs. adjusted operating profit of €2.14 billion in the same quarter of 2019 (profit of €0.23 billion in the first half, down by €4.2 billion y-o-y) driven by materially lower hydrocarbon prices and by COVID-19 related effects.

Gas & Power

•	Acquired a 20% interest in Tate s.r.l., a start-up operating in the activation and management of the electricity and gas contracts through digital solutions.

•	Eni gas e luce and OVO launched a strategic partnership to deliver a digital service in France to raise customer awareness for a responsible use of energy and access to zero-emission technologies. Leveraging on this initiative, Eni gas e luce strengthened its position as energy advisor in the retail business and contributes to Eni’s energy transition.

•	Increased its customer base by 135,000 delivery points from the end of 2019 (up by 1.4%) due to the development of activities in Italy and in other markets in Europe, notwithstanding the pandemic impact.

•	G&P’s adjusted operating profit of €0.22 billion for the second quarter 2020, a fivefold-increase compared to the same quarter of 2019 (€0.65 billion in the first half, up by 72% from the first half of 2019), driven by the wholesale business which leveraged optimizations of the gas and power assets portfolio in a volatile market. The retail business reported solid and growing results, despite lower seasonal sales and the impact of COVID-19 on power demand and the counterparty risk.

Refining & Marketing and Chemicals

•	Achieved stable run rates at the Gela bio-refinery with throughputs 58% higher than the budget. The HVO spread was increased due to higher biofuel demand in the main European countries (Germany, France) to comply with mandatory targets of biofuels to be sold on the market.

•	Restarted and upgraded the Crescentino plant for the production of a bioethanol disinfectant from corn glucose syrup, based on the formulation provided by the WHO and utilized as a medical device; restarted the biomass power plant for renewable electricity generation. R&D activities currently focused on developing a production process of bio-plastics from second-generation saccharose.

•	In July, Versalis finalized the acquisition of a 40% interest in Finproject, a company engaged in the high-performance polymers segment, increasing exposure to products more resilient to the volatility of the chemical scenario.

•	Signed an agreement with COREPLA (National Consortium for the Collection, Recycling and Recovery of Plastic Packaging) to develop effective solutions to valorize utilized plastics applying Eni’s expertise in the fields of gasification and chemical recycling by means of pyrolysis.

•	R&M’s adjusted operating profit of €139 million in the second quarter was a significant improvement over the year-ago quarter, up by €60 million or 76% (€220 million, a two fold increase from the first half 2019), driven by growing bio-fuels production with the ramp-up of the Gela bio-refinery. Retail and wholesale activities were negatively affected by a drop in fuels demand due to the lockdown measures adopted to contain the COVID-19 pandemic.

•	Chemicals’ adjusted operating loss of €66 million in the quarter (a loss of €131 million in the first half) was due to lower sale/production volumes impacted by lower demand in connection with the ripple effects on the economy of the COVID-19 pandemic.

Energy Solutions, decarbonization and circular economy

•	Expansion program for renewable energy generation capacity: as of June 30, 2020, installed capacity amounted to 251 MW (up by 77 MW compared to December 31, 2019).

•	Closed the acquisition of a 49% stake in Falck Renewables that is operating five photovoltaic plants in the US (for a total installed capacity of 116 MW), including storage capacity, with the aim of developing joint projects in this market.

•	Acquired from Asja Ambiente three wind projects for a total capacity of 35.2 MW, which are expected to produce approximately 81 GWh/y, avoiding around 33,400 tonnes of CO2 emissions per year. The three plants, currently under construction, are the first wind project to be launched by Eni in Italy.

•	Started in July the photovoltaic plant at Volpiano (total capacity of 18 MW), with an expected production of 27 GWh/y, avoiding 370,000 tonnes of CO2 emissions over the service life of the plant.

•	Direct GHG emissions (Scope 1): in the first half reduced to 18.86 million tCO2 eq. from 20.86 million tCO2 eq. in the first half 2019.

Group results

Quarterly results were negatively and materially affected by the combined impact of the ongoing economic recession due to the COVID-19 effects on production, international commerce and travel, with a major impact on energy demand, and by oil and gas oversupplies.

•	Adjusted operating result: reported an adjusted operating loss of €0.43 billion in the second quarter 2020 vs. a profit of €2.28 billion in the second quarter 2019 (adjusted operating profit of €0.87 billion in the first half 2020, down by 81% compared to 2019). The lower quarterly performance was driven by scenario effects of -€2.6 billion and the operational effects of COVID-19 for -€0.3 billion[1], partly offset by an improved underlying performance of €0.2 billion. In the first half 2020, the underlying performance was positive for €0.3 billion.

•	Adjusted net result: adjusted net loss at €0.71 billion in the second quarter and €0.66 billion in the first half, driven by a lower operating profit and an increased Group tax rate that was negatively affected by the depressed scenario.

•	Net result: the Group reported a net loss of €4.41 billion and €7.34 billion in the second quarter and the first half 2020, respectively, due to the recognition of pre-tax impairment losses at non-current assets for €3.4 billion (of which €2.8 billion in the second quarter) mainly relating to oil&gas assets and refinery plants, due to a revised outlook for oil and natural gas prices and product margins, equaling to a post-tax amount of €3.6 billion that includes the write-off of deferred tax assets (of which €3.5 billion booked in the second quarter). Net result was also affected by a post-tax loss on stock of €1 billion due to the alignment of the book value of inventories to current market prices.

•	Adjusted net cash before changes in working capital at replacement cost: €3.26 billion in the first half 2020, down by 52% vs. the first half 2019 (€1.31 billion in the quarter, down by 61%) driven by negative scenario effects for -€3.5 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€0.6 billion, a non-cash change in fair valued derivatives for -€0.3 billion, while the underlying performance was a positive of €0.8 billion.

•	Net cash from operations: approximately €2.4 billion in the first half, down by 64% (€1.4 billion in the quarter, down by 69%).

•	Net investments: €2.86 billion, down by 24% due to the curtailment of the capex plan adopted since March 2020, fully funded by the adjusted cash flow.

•	Net borrowings: €19.97 billion (€14.33 billion when excluding lease liabilities), up by €2.85 billion from December 31, 2019.

•	Leverage: 0.37, before the effect of IFRS 16, higher than the ratio at December 31, 2019 (0.24) and at March 31, 2020 (0.28). Including IFRS 16, leverage was 0.51.

1 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

Outlook 2020

Following positive trends recorded in the oil market in June and July, Eni is assuming a gradual recovery in global consumption of hydrocarbons and power in the second half of the year, particularly in Eni’s reference markets. Eni expects a rebound in energy demand in 2021.

Having considered the prospect of the pandemic having an enduring impact on the global economy and the energy scenario, management revised the Company’s outlook for crude oil prices, reducing the long-term price of the marker Brent to 60 $/barrel in 2023 real terms compared to the previous assumption of 70 $/barrel. For the years 2021-2022, Brent prices are expected at 48 and 55 $/barrel respectively (compared to the previous assumptions of 55 and 70 $/barrel). Spot gas prices at the Italian hub have been reduced by 30% in the long-term, while refining margins are expected to decline in the short term.

Eni has promptly reviewed the industrial plans to adapt the business to the crisis scenario caused by the COVID-19 pandemic, defining a set of actions and initiatives designed to strengthen liquidity and the robustness of the balance sheet, to preserve profitable operations and increase the portfolio resilience to the scenario, without impairing the Company's ability to grow as soon as macro-economic conditions improve, while accelerating its strategy to be a leader in the market supplying decarbonised products.

Considering a highly volatile scenario and ongoing disruptions in the global economy, management is disclosing a sensitivity analysis of Eni’s 2020 adjusted cash flow before working capital to changes in the scenario (see below).

The review of the industrial plan and the Group strategy in the short-medium term foresees:

•	Capex cuts of approximately €2.6 billion for 2020, approximately 35% lower than the initial capital budget; the new capex guidance for 2020 is €5.2 billion. Anticipated reductions of €2.4 billion in 2021, i.e. 30% lower than original plans. Capex revisions almost fully focused in the E&P segment.

•	Expected production of 1.71–1.76 mboe/d in 2020 including OPEC+ cuts, in line with the earlier guidance, due to capex curtailments in response to the COVID-19 crisis, a lower global gas demand also impacted by the pandemic effects and finally extension of force majeure in Libya for the FY 2020.

•	Implemented widespread initiatives to save approximately €1.4 billion of expenses in 2020; reductions of the same amount expected in 2021.

•	At management’s assumption of an average Brent price of 40 $/bbl for the FY 2020, expected adjusted cash flow before working capital changes of €6.5 billion will enable the Company to fund the expected capex for 2020. Compared to the initial guidance of €11.5 billion at a Brent price of 60 $/barrel, the shortfall is attributable to lower Brent prices (for a total effect of -€4.5 billion) and COVID-19 impact (approximately -€1.7 billion), partly offset by opex savings and positive performance equal to €1.2 billion.

•	Sensitivity of the cash flow to movements in crude oil prices: estimated approximately €170 million of cash flow variation for each one-dollar change in the Brent crude oil prices and commensurate changes in gas prices applicable to deviation in a range of 5-10 $/bbl from the base-case scenario, also assuming no further management’s initiatives and excluding effects on dividends from equity accounted entities.

•	2020 EBIT adjusted mid-downstream (G&P, R&M with pro-forma ADNOC and Versalis): €0.8 billion.

•	Eni is well equipped to withstand the downturn leveraging the resilience of its portfolio of conventional oil and gas properties with low break-even prices and a robust financial position: at June 30, 2020, the Company can count on a liquidity reserve of approximately €17.7 billion, consisting of cash of €6.5 billion, €6 billion of readily disposable securities, €0.5 billion of short-term financing receivables and €4.7 billion of undrawn committed borrowing facilities.

Business segments operating results

Exploration & Production

Production and prices

IQ			IIQ			IH
2020			2020	2019	% Ch.	2020	2019	% Ch.
	Production
892	Liquids	kbbl/d	853	867	(1.6)	873	877	(0.5)
4,768	Natural gas	mmcf/d	4,653	5,230	(10.8)	4,711	5,194	(9.5)
1,774	Hydrocarbons	kboe/d	1,713	1,834	(6.6)	1,744	1,837	(5.1)
	Average realizations
43.58	Liquids	$/bbl	24.24	63.52	(62)	33.49	60.70	(45)
4.28	Natural gas	$/kcf	3.40	4.90	(31)	3.84	5.26	(27)
33.71	Hydrocarbons	$/boe	21.56	45.18	(52)	27.50	45.00	(39)

•	In the second quarter of 2020, oil and natural gas production averaged 1,713 kboe/d (1,744 kboe/d in the first half), a decrease of 7% compared to the second quarter of 2019 (down by 5% from the first half). Net of price effects, the decline was due to COVID-19 effects and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. The positive performance reported in Nigeria, Kazakhstan and Mexico and the additions due to the purchase of mineral interests in 2019 in Norway, more than offset the lower volumes in Libya driven by an anticipated contractual trigger, geopolitical instability and lower entitlements/spending.
•	Liquids production was 853 kbbl/d, down by 2% from the second quarter 2019 (873 kbbl/d in the first half, in line with the same period of 2019). Production growth in Kazakhstan and production ramp-up in Mexico, were offset by lower production in Libya and mature field declines.
•	Natural gas production amounted to 4,653 mmcf/d in the period, decreased by 577 mmcf/d or by approximately 11% y-o-y (4,711 mmcf/d in the first half, down by 10%). Lower production in Libya and the impact of lower natural gas demand in certain areas (mainly in Egypt), as well as LNG demand were partly offset by the growth in Nigeria and Kazakhstan.

Results

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
715	Operating profit (loss)	(2,393)	2,136	..	(1,678)	4,425	..
322	Exclusion of special items	1,586	4		1,908	23
1,037	Adjusted operating profit (loss)	(807)	2,140	..	230	4,448	(95)
(115)	Net finance (expense) income	(54)	(79)		(169)	(203)
(59)	Net income (expense) from investments	102	86		43	148
(651)	Income taxes	(26)	(1,415)		(677)	(2,590)
212	Adjusted net profit (loss)	(785)	732	..	(573)	1,803	..
	Results also include:
175	Exploration expenses:	261	189	38	436	306	42
55	- prospecting, geological and geophysical expenses	45	64		100	146
120	- write-off of unsuccessful wells	216	125		336	160
1,258	Capital expenditure	760	1,676	(55)	2,018	3,662	(45)

•	In the second quarter of 2020, the Exploration & Production segment reported an adjusted operating loss of €807 million compared with an adjusted operating profit of €2,140 million in the second quarter of 2019. Approximately 90% of the EBIT contraction was driven by a sharply deteriorated oil scenario as witnessed by a 58% decline in both the price of the Brent crude oil benchmark and in the benchmark gas price at the Italian spot market “PSV”, leading to reduced equity realization prices. Furthermore, the result of the period was affected by a loss incurred in reselling the gas entitlements of a Libyan partner, which were marketed in Europe. This reselling price is excluded from the calculation of Eni’s average realized gas prices disclosed above, because Eni’s realized prices are calculated only with reference to equity production.

Unfavorable volume/mix effects and bigger write-off expenses relating to unsuccessful exploration wells also negatively affected the quarterly performance and were partly offset by savings at operating expenses.

In the first half of 2020, adjusted operating profit was €230 million, down by €4.22 billion, of which -€3.6 billion due to scenario effects.

•	The segment reported an adjusted net loss in both the reporting periods (-€785 million in the quarter; -€573 million in the first half) due to a lower operating profit and lower results accrued at the equity-accounted entities, mainly Eni’s share of results at the JV Vår Energi (a reduction of €57 million in the first half) and at Angola LNG (a reduction of €51 million in the first half) driven by a significantly deteriorated trading environment.
•	The adjusted tax rate in the first half was negatively and materially affected by a worsening scenario that on one hand reduced the business capacity to recognize deferred tax assets on the losses of the period, due to the projection of lower future taxable income, also determining the concentration of positive pre-tax results in countries with higher taxation and on the other hand exacerbated the impact of certain trends such as the non-deductibility/non-recoverability of some cost items (such as costs relating to the exploration phase of new licenses). Furthermore, the tax rate was negatively affected by a tax disoptimization due to the fact that a loss incurred at reselling the gas entitlements of a Libyan partner was a non-deductible tax item, whose amount increased significantly in the quarter due to the widening differentials between oil-linked gas prices and spot prices in Europe.

For the disclosure on business segment special charges, see page 11.

Gas & Power

Sales

IQ			IIQ			IH
2020			2020	2019	% Ch.	2020	2019	% Ch.
121	PSV	€/kcm	75	178	(58)	98	200	(51)
102	TTF		57	137	(58)	80	167	(52)
	Natural gas sales	bcm
8.97	Italy		9.13	9.69	(6)	18.10	20.46	(12)
6.83	Rest of Europe		3.87	5.97	(35)	10.70	13.97	(23)
0.96	of which: Importers in Italy		0.98	1.10	(11)	1.94	2.12	(8)
5.87	European markets		2.89	4.87	(41)	8.76	11.85	(26)
0.95	Rest of World		0.92	2.14	(57)	1.87	4.70	(60)
16.75	Worldwide gas sales		13.92	17.80	(22)	30.67	39.13	(22)
2.50	of which: LNG sales		2.00	2.20	(9)	4.50	4.90	(8)
9.89	Power sales	TWh	8.38	9.25	(9)	18.27	19.39	(6)

•	In the second quarter of 2020, natural gas sales of 13.92 bcm decreased by 22% from the same quarter of 2019 (30.67 bcm, down by 22% in the first half). Sales in Italy (9.13 bcm, down by 6% and 18.10 bcm, down by 12%, in the second quarter and in the first half, respectively) were lower than the corresponding period a year ago mainly due to weaker seasonal sales and the impact of an ongoing economic downturn driven by the lockdown measures adopted in Italy and Europe to contain the spread of COVID-19. Sales in the European markets (2.89 bcm and 8.76 bcm in the second quarter and in the first half, respectively) decreased by 41% and 26% from the comparative periods, respectively, as result of the challenging demand backdrop also following lower gas nominations made by Botas in Turkey and portfolio rationalization initiatives in Germany.
•	Power sales were 8.38 TWh in the quarter (18.27 TWh in the first half), reporting a 9% decrease from the same period of the previous year (down by 6% compared to the first half 2019) due to an economic slowdown in connection with lockdown measures adopted to contain the COVID-19.

Results

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
208	Operating profit (loss)	182	139	31	390	347	12
223	Exclusion of special items	36	(96)		259	31
431	Adjusted operating profit (loss)	218	43	407	649	378	72
274	- Gas & LNG Marketing and Power	192	23	..	466	212	..
157	- Eni gas e luce	26	20	30	183	166	10
	Net finance (expense) income	(1)	(1)		(1)	1
(1)	Net income (expense) from investments	(4)	(6)		(5)	1
(113)	Income taxes	(99)	(10)		(212)	(115)
317	Adjusted net profit (loss)	114	26	..	431	265	63
57	Capital expenditure	52	57	(9)	109	99	10

•	In the second quarter of 2020, the Gas & Power segment reported an adjusted operating profit of €218 million (€649 million in the first half, up by 72%), representing a fivefold increase compared to the same period of 2019. The better operating performance of the GLP business in both reporting periods benefitted from optimization initiatives at the gas and power asset portfolio against the backdrop of high price volatility, partly offset by a declining performance at the LNG business due to the lockdown of Asian economies in response to the COVID-19, which forced a number of buyers to reduce liftings at LNG supply contracts, exacerbating a global glut in the gas market and pricing pressure. The retail business reported an improved performance (the adjusted operating profit was up by €6 million vs. the year-ago quarter, up by 30%), despite lower sales due to the COVID-19 pandemic-induced economic downturn and higher provisions for doubtful accounts based on an expected deterioration in the counterparty risk. Those negatives were more than offset by gains due to commercial/efficiency initiatives, by the contribution of extra-commodity products and services in Italy as well as by the development in France and Greece.
•	Adjusted net profit (€114 million) increased by €88 million vs. the second quarter of 2019. In the first half of 2020, the adjusted net profit increased by 63% to €431 million.

For the disclosure on business segment special charges, see page 11.

Refining & Marketing and Chemicals

Production and sales

IQ			IIQ			IH
2020			2020	2019	% Ch.	2020	2019	% Ch.
3.6	Standard Eni Refining Margin (SERM)	$/bbl	2.3	3.7	(38)	2.9	3.6	(19)
4.06	Throughputs in Italy	mmtonnes	3.15	5.25	(40)	7.21	10.19	(29)
0.55	Throughputs in the rest of Europe		0.50	0.38	32	1.05	0.79	33
1.42	Throughputs in the Middle East (ADNOC Refining 20%)		1.69			3.11
6.03	Total throughputs		5.34	5.63	(5)	11.37	10.98	4
74	Average refineries utilization rate	%	60	88		67	87
188	Bio throughputs	ktonnes	188	19	..	376	100	..
	Marketing
1.64	Retail sales in Europe	mmtonnes	1.32	2.10	(37)	2.96	4.05	(27)
1.12	Retail sales in Italy		0.89	1.48	(40)	2.01	2.86	(30)
0.52	Retail sales in the rest of Europe		0.43	0.62	(31)	0.95	1.19	(20)
23.2	Retail market share in Italy	%	23.9	23.4		23.6	23.7
2.08	Wholesale sales in Europe	mmtonnes	1.75	2.57	(32)	3.83	4.83	(21)
1.51	Wholesale sales in Italy		1.16	1.98	(41)	2.67	3.67	(27)
0.57	Wholesale sales in the rest of Europe		0.59	0.59		1.16	1.16
	Chemicals
0.89	Sales of petrochemical products	mmtonnes	1.02	1.12	(9)	1.90	2.16	(12)
58	Average plant utilization rate	%	60	69		59	67

•	In the second quarter 2020, the Eni Standard Refining Margin reported non-remunerative values (2.3 $/barrel the average quarterly level, down by 38% from the second quarter of 2019; 2.9 $/barrel the average of the first half, down by 19%) due to shrinking crack spreads of leading products (mainly gasoil and jet fuel) due to a challenged demand backdrop with consumption levels severely hit by the pandemic. This trend was exacerbated by the start of an uptrend in the cost of the oil feedstock since the implementation of the production cuts resolved by the OPEC+ agreement. Furthermore, the reduction of Ural crude supplies drove its strong appreciation compared to light-sweet crudes, such as the Brent, with the discount actually turning into a premium (+0.2 $/barrel the average quarterly premium of the Ural crude vs. the Brent crude), resulting in a sharp decrease of conversion margins. This was an uncommon occurrence, which highlights the relevance of market dislocations.
•	Eni refining throughputs on own account were 3.65 mmtonnes in the second quarter 2020, down by 35% (8.26 mmtonnes in the first half, down by 25%), when excluding to allow a like-for-like comparison the effect of the acquisition of a 20% interest in ADNOC Refining effective August 1, 2019. The reduced performance was due to sharply lower refinery utilization rates reflecting a challenged demand backdrop as a result of pandemic-induced lockdown measures and storage saturation.
•	Bio throughputs were 188 ktonnes, significantly higher than the same period of 2019, due to the start-up of the Gela bio-refinery in August 2019 and lower standstills at the Venice plant. In the first half of 2020 bio throughputs were 376 ktonnes, increasing for the aforementioned drivers as the quarter.
•	Retail sales in Italy of the quarter were 0.89 mmtonnes, down by 40% (2.01 mmtonnes in the first half; down by 30%). The decline recorded in all the business segments, was due to sharply lower consumption due to lockdown measures, which negatively affected travel. The market share for the quarter was 23.9% (23.4% in the second quarter 2019).
•	Wholesale sales in Italy were 1.16 mmtonnes, down by 41% y-o-y (2.67 mmtonnes in the first half; down by 27%), due to lower sales of jet fuel, following declining consumptions due to the lockdown to contain the spread of the COVID-19.
•	Retail and wholesale sales in the rest of Europe of 1.02 mmtonnes decreased by 16% y-o-y (2.11 mmtonnes in the first half, down by 10%), mainly as a result of lower volumes marketed in Austria, France, Switzerland and Spain, following the lower demand due to the lockdown, partly offset by higher sales in Germany due to the restart of the Vohburg plant.
•	Sales of petrochemical products were 1.02 mmtonnes in the second quarter, down by 9% y-o-y (down by 12% in the first half). The reduction was reported mainly in the intermediate and elastomers product lines due to weaker demand at the main end-markets, particularly the automotive sector, as result of a global economic downturn following the lockdown measures to contain the spread of the COVID-19. These trends have been partly mitigated by higher sales volumes for polyethylene and styrenics due to brisk demand for certain sub-segments tied to the COVID-19 emergency, like packaging and single-use plastics.

•	Petrochemical product margins. A strong rebound was reported in the intermediates and polyethylene segments driven by higher demand and lower availability of products imported from extra-European countries; other segments (styrenics and elastomers) reported margins in line y-o-y as result of a global economic downturn. In particular, the cracker margin reported a strong recovery in March and April when the oil market fell abruptly; nevertheless, this trend began reverting after the implementation of OPEC+ cuts, which supported the feedstock price.

Results

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
(1,910)	Operating profit (loss)	(392)	(96)	..	(2,302)	332	..
1,691	Exclusion of inventory holding (gains) losses	(321)	(42)		1,370	(444)
235	Exclusion of special items	786	189		1,021	145
16	Adjusted operating profit (loss)	73	51	43	89	33	..
81	- Refining & Marketing	139	79	76	220	107	..
(65)	- Chemicals	(66)	(28)	..	(131)	(74)	(77)
(8)	Net finance (expense) income	1	(5)		(7)	(12)
(10)	Net income (expense) from investments	(19)	(14)		(29)	7
(62)	Income taxes	25	(29)		(37)	(40)
(64)	Adjusted net profit (loss)	80	3	..	16	(12)	..
235	Capital expenditure	142	229	(38)	377	417	(10)

•	In the second quarter of 2020, the Refining & Marketing business reported an adjusted operating profit of €139 million, €60 million higher than the second quarter 2019 (€220 million in the first half of 2020, up by €113 million). The refining business reported a positive performance thanks to higher margins and volumes of bio throughputs which benefitted from the startup of the Gela bio-refinery in August 2019. Those positives were partly offset by lower refinery utilization rates at traditional cycles and lower refining margins and profitability at complex throughputs due to COVID-19 widespread effects. The marketing business reported lower results both in the retail and wholesale segments, due to a collapse of fuel sales due to full enactment of lockdown measures in Italy in response to COVID-19 pandemic, partly offset by the efficiency and optimization initiatives.
•	In the second quarter of 2020, the Chemical business reported an adjusted operating loss of €66 million, worse than the same period of 2019. In the first half of 2020 the adjusted operating result was a loss of €131 million (down by 77% from the first half of 2019). The results were affected by ongoing weak demand trends in the main elastomers end-markets, in particular the automotive sector, which were exacerbated by the ripple effects on the global economic caused by the lockdown measures related to COVID-19, as well as lower product availability due to longer maintenance standstills at the main production hubs in response to the COVID-19 emergency (particularly at the Priolo and Brindisi hub). These trends were offset by a recovery in polyethylene margins, driven by the higher demand and lower extra-European imports which helped mitigate the competitive pressure.
•	Adjusted net result was a net profit of €80 million, up from a net profit of €3 million in the same period of 2019, due to better operating performance and dividends earned from entities valued at fair value through OCI, partially offset by a loss related to the investment in ADNOC Refining, which was negatively affected by a weak margins scenario in the Middle East and planned maintenance activities. In the first half, adjusted net result was €16 million (adjusted net loss of €12 million in the same period of 2019).

For the disclosure on business segment special charges, see page 11.

Group results

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
13,873	Net sales from operations	8,157	18,440	(56)	22,030	36,980	(40)
(1,095)	Operating profit (loss)	(2,680)	2,231	..	(3,775)	4,749	..
1,577	Exclusion of inventory holding (gains) losses	(183)	(74)		1,394	(346)
825	Exclusion of special items (a)	2,429	122		3,254	230
1,307	Adjusted operating profit (loss)	(434)	2,279	..	873	4,633	(81)
	Breakdown by segment:
1,037	Exploration & Production	(807)	2,140	..	230	4,448	(95)
431	Gas & Power	218	43	407	649	378	72
16	Refining & Marketing and Chemicals	73	51	43	89	33	..
(211)	Corporate and other activities	(138)	(127)	(9)	(349)	(264)	(32)
34	Impact of unrealized intragroup profit elimination and other consolidation adjustments	220	172		254	38

(2,929)	Net profit (loss) attributable to Eni's shareholders	(4,406)	424	..	(7,335)	1,516	..
1,118	Exclusion of inventory holding (gains) losses	(127)	(52)		991	(244)
1,870	Exclusion of special items (a)	3,819	190		5,689	282
59	Adjusted net profit (loss) attributable to Eni's shareholders	(714)	562	..	(655)	1,554	..

(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the second quarter of 2020, the Group reported an adjusted operating loss of €434 million, down by €2.7 billion from the same period of 2019. Net of scenario effects of -€2.6 billion and the negative impacts associated with COVID-19 of €0.3 billion[2], the underlying performance was positive for €0.2 billion, due to the drivers disclosed in the business segments review.

•	In the first half of 2020, the Group’s adjusted operating profit of €873 million was €3.76 billion lower than the first half 2019. Net of scenario effects of -€3.6 billion and the negative impacts associated with COVID-19 of €0.5 billion[2], the underlying performance was positive for €0.3 billion.

•	Adjusted net result was a loss of €714 million and €655 million in the second quarter and first half of 2020, respectively, due to a weaker operating performance and to lower results at equity-accounted JVs and associates due to a deteriorated macroeconomic backdrop as well as a significantly increased tax rate.

The deteriorated scenario due to COVID-19 has a negative and material impact on the Group's adjusted tax rate of the first half (see the reconciliation table on page 21). The main driver was a sharply higher tax rate recorded in the E&P segment. This was due to a reduced capacity to recognize deferred taxes on the losses of the period, due to the projections of lower expected taxable income against which offset the deferred tax assets, the higher share of pre-tax profit earned in E&P countries with higher rates of taxes (such as Egypt, the United Arab Emirates, Libya and Algeria) and to the higher incidence of non-taxable/non-recoverable expenses (costs relating to the exploration phase of new licenses), as well as by a tax disoptimization relating to a non-deductible loss incurred at the reselling of the gas entitlements of a Libyan partner, which increased due widening differentials between oil-linked prices and spot prices in Europe. Furthermore, the Group’s tax rate was affected by the fact that in the mid-downstream segments the deferred tax assets accrued at losses of the period were determined at lower tax rate compared to the E&P.

Special items

The breakdown of special items of operating profit by segment (a net charge of €2,429 million in the quarter and €3,254 million in the first half) is the following:

•	E&P: net charges of €1,586 million (€1,908 million in the first half) related mainly to impairment losses recorded at oil and gas properties in production or under development (€1,681 million in the first half of 2020, of which €1.5 billion in the second quarter) following an impairment review of all oil&gas CGUs, driven by a downward revision to management’s expectations for crude oil prices in the long-term, which were reduced to 60 $/barrel and the associated curtailments of expenditures in the years 2020-2021 with the re-phasing of a number of projects, in order to preserve the cash generation. The main impairment losses were recorded at CGUs in Italy, the USA, Algeria, Turkmenistan and Congo. Other special items included: an allowance for doubtful accounts relating a barrel-denominated receivable to align its carrying value to current value (€46 million and €134 million in the quarter and in the first half of 2020, respectively), risk provisions (€58 million and €85 million in the quarter and in the first half of 2020, respectively);

2 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

•	G&P: net charges of €36 million (€259 million in the first half) included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (€26 million and €210 million in the quarter and in the first half of 2020, respectively) and the reclassification to adjusted operating profit of the negative balance of €56 million (negative of €10 million in the first half) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables; charge given by the difference between the change in gas inventories accounted under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€52 million in the first half and €64 million in the quarter);

•	R&M and Chemicals: net charges of €786 million (€1,021 million in the first half) relating mainly to impairment losses at refineries (€994 million, of which €0.86 billion in the second quarter) driven by a reviewed outlook for refining margins due to lower expectation on products spreads and the appreciation of medium-sour crude oil compared to the light-sweet crude oil. Other special items relate to environmental charges (€46 million and €61 million in the second quarter and the first half of 2020, respectively), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be eligible for the own use exemption (gain of €183 million and €98 million in the quarter and in the first half of 2020, respectively).

Special items of investments in the first half include: (i) charges of €758 million relating to the Vår Energi JV, driven by impairment losses recorded at oil&gas assets due to a revised oil price outlook. A special charge was also recorded in connection with accrued currency translation differences at finance debt denominated in a currency other than the reporting currency for which the reimbursement cash outflows are expected to be matched by highly probable cash inflows from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (ii) a loss of €296 million relating to non-current assets impairment losses driven by a reviewed scenario of refining margins and the alignment of raw material and products inventories to their net realizable values at period end at ADNOC Refining; (iii) charges of €235 million relating to Saipem.

Reported results

In the first half of 2020, the Group reported a net loss attributable to Eni’s shareholders of €7,335 million compared to a net profit of €1,516 million reported in the same period of the previous year due to an operating loss of approximately €3.8 billion. In addition to the drivers described in the review of the Company’s business segments, the operating performance was negatively affected by the accounting of impairment losses of €2.75 billion mainly taken at oil&gas assets and refineries, driven by the revision of the scenario for Brent prices and margins and by the impact of falling oil and product prices on inventories evaluation, which were aligned to their net realizable values at period end (resulting in an operating charge of €1.4 billion). The Group incurred losses of €1,379 million at joint ventures and other industrial investments which were negatively affected by the same market and industrial trends as operated activities, as well as the impact of USD appreciation against all major currencies leading to the incurrence of exchange rate expenses, in addition to impairment losses of tangible assets and inventories valuation allowance.

Finally, the net result was negatively affected by the recognition of tax charges due to a write-off of deferred tax assets driven by projections of lower future taxable income (€0.8 billion).

Net borrowings and cash flow from operations

IQ		IIQ			IH
2020	(€ million)	2020	2019	Change	2020	2019	Change
(2,927)	Net profit (loss)	(4,405)	425	(4,830)	(7,332)	1,520	(8,852)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
3,335	- depreciation, depletion and amortization and other non monetary items	4,970	2,330	2,640	8,305	4,284	4,021
(3)	- net gains on disposal of assets	(1)	(21)	20	(4)	(26)	22
721	- dividends, interests and taxes	1,245	1,701	(456)	1,966	3,183	(1,217)
685	Changes in working capital related to operations	3	1,056	(1,053)	688	(534)	1,222
156	Dividends received by equity investments	172	625	(453)	328	1,155	(827)
(738)	Taxes paid	(334)	(1,363)	1,029	(1,072)	(2,516)	1,444
(254)	Interests (paid) received	(247)	(238)	(9)	(501)	(454)	(47)
975	Net cash provided by operating activities	1,403	4,515	(3,112)	2,378	6,612	(4,234)
(1,590)	Capital expenditure	(978)	(1,997)	1,019	(2,568)	(4,236)	1,668
(222)	Investments	(42)	(21)	(21)	(264)	(51)	(213)
8	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	13	32	(19)	21	38	(17)
(93)	Other cash flow related to capital expenditure, investments and disposals	(300)	(27)	(273)	(393)	41	(434)
(922)	Free cash flow	96	2,502	(2,406)	(826)	2,404	(3,230)
(735)	Borrowings (repayment) of debt related to financing activities	1,198	(57)	1,255	463	(122)	585
(452)	Changes in short and long-term financial debt	3,359	(453)	3,812	2,907	(663)	3,570
(249)	Repayment of lease liabilities	(213)	(167)	(46)	(462)	(397)	(65)
	Dividends paid and changes in non-controlling interests and reserves	(1,537)	(1,525)	(12)	(1,537)	(1,525)	(12)
5	Effect of changes in consolidation, exchange differences and cash and cash equivalent	(17)	(6)	(11)	(12)	2	(14)
(2,353)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	2,886	294	2,592	533	(301)	834
1,953	Adjusted net cash before changes in working capital at replacement cost	1,305	3,385	(2,080)	3,258	6,800	(3,542)

IQ		IIQ			IH
2020	(€ million)	2020	2019	Change	2020	2019	Change
(922)	Free cash flow	96	2,502	(2,406)	(826)	2,404	(3,230)
(249)	Repayment of lease liabilities	(213)	(167)	(46)	(462)	(397)	(65)
(66)	Net borrowings of acquired companies	(1)		(1)	(67)		(67)
(206)	Exchange differences on net borrowings and other changes	246	(1)	247	40	(62)	102
	Dividends paid and changes in non-controlling interest and reserves	(1,537)	(1,525)	(12)	(1,537)	(1,525)	(12)
(1,443)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(1,409)	809	(2,218)	(2,852)	420	(3,272)
	IFRS 16 first application effect		(13)	13		(5,759)	5,759
249	Repayment of lease liabilities	213	167	46	462	397	65
(362)	New leases subscription of the period and other changes	(94)	(58)	(36)	(456)	(360)	(96)
(113)	Change in lease liabilities	119	96	23	6	(5,722)	5,728
(1,556)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(1,290)	905	(2,195)	(2,846)	(5,302)	2,456

Net cash provided by operating activities in the first half of 2020 was €2,378 million (€1,403 million in the second quarter), 64% lower than the same period of the previous year due to a deteriorated scenario and the circumstance that the 2019 amount included higher dividends paid by the JV Vår Energi (€1,047 million in the first half of 2019 vs. €190 million in the first half of 2020).

Changes in working capital in the first half of 2020 were positive for €688 million and reflected a lower amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2019 (-€0.8 billion) as well as a reduction in the book value of inventories due to the alignment to their net realizable values at period-end.

Adjusted net cash before changes in working capital at replacement cost was €3,258 million (€1,305 million in the quarter) declining by 52% from the same period of the previous year due to scenario effects of -€3.5 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€0.6 billion, a non-cash change in fair valued derivatives for -€0.3 billion, while the underlying performance was a positive of €0.8 billion.

Group cash tax rate was 34% (32% in the first half of 2019).

Cash outflows for capital expenditure and investments were €2,832 million, including the acquisition of the Evolvere company and an interest in Falck Renewables. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.2 billion), net capital expenditures amounted to €2.86 billion.

In the first half of 2020 net capex were fully funded by the adjusted cash flow, thanks also to a 24% cut implemented by management following a review of the industrial plan 2020-2021 in response to the pandemic crisis.

Summarized Group Balance Sheet

(€ million)	Jun. 30, 2020	Dec. 31, 2019	Change

Fixed assets
Property, plant and equipment	58,627	62,192	(3,565)
Right of use	5,285	5,349	(64)
Intangible assets	3,086	3,059	27
Inventories - Compulsory stock	892	1,371	(479)
Equity-accounted investments and other investments	8,320	9,964	(1,644)
Receivables and securities held for operating purposes	1,289	1,234	55
Net payables related to capital expenditure	(1,866)	(2,235)	369
	75,633	80,934	(5,301)
Net working capital
Inventories	4,158	4,734	(576)
Trade receivables	6,553	8,519	(1,966)
Trade payables	(7,943)	(10,480)	2,537
Net tax assets (liabilities)	(2,990)	(1,594)	(1,396)
Provisions	(13,738)	(14,106)	368
Other current assets and liabilities	(1,729)	(1,864)	135
	(15,689)	(14,791)	(898)
Provisions for employee post-retirements benefits	(1,152)	(1,136)	(16)
Assets held for sale including related liabilities	18	18
CAPITAL EMPLOYED, NET	58,810	65,025	(6,215)

Eni's shareholders equity	38,767	47,839	(9,072)
Non-controlling interest	72	61	11
Shareholders' equity	38,839	47,900	(9,061)
Net borrowings before lease liabilities ex IFRS 16	14,329	11,477	2,852
Lease liabilities	5,642	5,648	(6)
- of which Eni working interest	3,766	3,672	94
- of which Joint operators' working interest	1,876	1,976	(100)
Net borrowings after lease liabilities ex IFRS 16	19,971	17,125	2,846
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	58,810	65,025	(6,215)
Leverage before lease liabilities ex IFRS 16	0.37	0.24	0.13
Leverage after lease liabilities ex IFRS 16	0.51	0.36	0.15
Gearing	0.34	0.26	0.08

•	As of June 30, 2020, fixed assets decreased by €5,301 million mainly due to (i) the impairment losses and amortization and depletion of assets, partly offset by capex incurred in the period; (ii) the reduced item “Equity accounted investments and other investments” driven by losses incurred at equity-accounted entities (Vår Energi and ADNOC Refining); (iii) the write-down of compulsory stock following a decline in crude oil and product prices.

•	Net working capital (-€15,689 million) decreased by €898 million mainly driven by the lower value of oil and products inventories due to the alignment of the book value to market prices at the period-end (-€576 million), the write-off of deferred tax assets due to the deteriorated profitability outlook, as well as lower trade receivables, partly offset by lower trade liabilities (-€2,537 million) due to price effects.

•	Shareholders’ equity (€38,839 million) decreased by €9,061 million compared to December 31, 2019 mainly due to the net loss for the period (-€7,332 million), 2019 final dividend distribution (€1,536 million), as well as a negative change in the fair value of the cash flow hedge reserve (-€123 million) and foreign currency translation differences (-€164 million) reflecting the depreciation of the dollar vs. the euro as of June 30, 2020 vs. December 31, 2019.

•	Net borrowings[3] as of June 30, 2020 were €19,971 million increasing by €2,846 million from 2019. When excluding the lease liabilities, net borrowings were re-determined at €14,329 million increasing by €2,852 million.

•	Leverage[4] – the ratio of the borrowings to total equity - was 0.51 at June 30, 2020, due to the increased net borrowings. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for 5 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.37.

3 Details on net borrowings are furnished on page 26.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results of the second quarter and the first half of 2020 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis. Results and cash flow are presented for the first and second quarter of 2020, the first half of 2020 and for the second quarter and the first half of 2019. Information on the Company’s financial position relates to end of the periods as of June 30, 2020 and December 31, 2019.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2019 Annual Report on Form 20-F filed with the US SEC on April 2, 2020, which investors are urged to read.

Re-organization of trading oil activities

Effective January 1, 2020 with a view to improving integration across businesses in the oil supply chain aiming at minimizing the commodity risk exposure and optimizing the value of equity production and internal processing needs, the Company has reorganized the activity of trading oil, the scope of which includes enhancement and optimization of the oil commodity portfolio, supplies of crudes and products for our refining system and hedging any internal imbalances through purchases/sales at the open market. As result of this, organizational and profit responsibilities relating trading oil activities have been transferred to the Refining & Marketing business, whereas previously they were part of the Gas & Power segment. As provided by international reporting standards regulating the topic of segmental information, in case of major reorganization of the reporting segments the comparative periods are to be restated to allow comparability. Below it is provided the restated segmental information of the operating segments involved by the above described reorganization, both reported and adjusted.

	As published
(€ million)	G&P	R&M and Chemicals	Group
First quarter 2019
Sales from operations	14,008	5,391	18,540
Operating profit (loss)	358	278	2,518
Adjusted operating profit (loss)	372	(55)	2,354
Second quarter 2019
Sales from operations	13,153	6,140	18,440
Operating profit (loss)	95	(52)	2,231
Adjusted operating profit (loss)	46	48	2,279
Third quarter 2019
Sales from operations	11,485	6,110	16,686
Operating profit (loss)	(24)	(68)	1,861
Adjusted operating profit (loss)	93	145	2,159
Fourth quarter 2019
Sales from operations	11,369	5,693	16,215
Operating profit (loss)	270	(1,012)	(178)
Adjusted operating profit (loss)	143	(186)	1,805
Full year 2019
Sales from operations	50,015	23,334	69,881
Operating profit (loss)	699	(854)	6,432
Adjusted operating profit (loss)	654	(48)	8,597
Identifiable assets	9,176	12,336	91,795

	As restated
(€ million)	G&P	R&M and Chemicals	Group
First quarter 2019
Sales from operations	6,518	9,771	18,540
Operating profit (loss)	208	428	2,518
Adjusted operating profit (loss)	335	(18)	2,354
Second quarter 2019
Sales from operations	4,007	11,908	18,440
Operating profit (loss)	139	(96)	2,231
Adjusted operating profit (loss)	43	51	2,279
Third quarter 2019
Sales from operations	3,383	10,962	16,686
Operating profit (loss)	(84)	(8)	1,861
Adjusted operating profit (loss)	89	149	2,159
Fourth quarter 2019
Sales from operations	4,121	9,719	16,215
Operating profit (loss)	264	(1,006)	(178)
Adjusted operating profit (loss)	118	(161)	1,805
Full year 2019
Sales from operations	18,029	42,360	69,881
Operating profit (loss)	527	(682)	6,432
Adjusted operating profit (loss)	585	21	8,597
Identifiable assets	7,943	13,569	91,795

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Eni's Board of Directors, upon proposal of the CEO, in agreement with the Chairwoman, also appointed, following the favourable opinion of the Board of Statutory Auditors and the consultation with the Nomination Committee, from August 1st, 2020, Francesco Esposito as Officer in charge of preparing Company's financial reports pursuant to art. 154-bis of legislative decree no.58/1998.

The biography of the Officer in charge of preparing the Company's financial reports will be available on www.eni.com.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2020 (unaudited) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Second Quarter 2020	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(2,393)	182	(392)	(159)	82	(2,680)
Exclusion of inventory holding (gains) losses			(321)		138	(183)
Exclusion of special items:
environmental charges	1		46			47
impairment losses (impairment reversals), net	1,484	1	917	6		2,408
net gains on disposal of assets				(2)		(2)
risk provisions	58			3		61
provision for redundancy incentives	5		2	9		16
commodity derivatives		26	(183)			(157)
exchange rate differences and derivatives	1	(56)	(7)			(62)
other	37	65	11	5		118
Special items of operating profit (loss)	1,586	36	786	21		2,429
Adjusted operating profit (loss)	(807)	218	73	(138)	220	(434)
Net finance (expense) income ⁽ᵃ⁾	(54)	(1)	1	(14)		(68)
Net income (expense) from investments ⁽ᵃ⁾	102	(4)	(19)	(44)		35
Income taxes ⁽ᵃ⁾	(26)	(99)	25	(90)	(56)	(246)
Adjusted net profit (loss)	(785)	114	80	(286)	164	(713)
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						(714)
Reported net profit (loss) attributable to Eni's shareholders						(4,406)
Exclusion of inventory holding (gains) losses						(127)
Exclusion of special items						3,819
Adjusted net profit (loss) attributable to Eni's shareholders						(714)
(a) Excluding special items.

(€ million)
Second Quarter 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,136	139	(96)	(152)	204	2,231
Exclusion of inventory holding (gains) losses			(42)		(32)	(74)
Exclusion of special items:
environmental charges			45	(9)		36
impairment losses (impairment reversals), net	10		270			280
net gains on disposal of assets	(17)		(1)			(18)
risk provisions	(12)		20	(2)		6
provision for redundancy incentives	2	3	(1)	(1)		3
commodity derivatives		(139)	53			(86)
exchange rate differences and derivatives	5	5	(1)			9
other	16	35	(196)	37		(108)
Special items of operating profit (loss)	4	(96)	189	25		122
Adjusted operating profit (loss)	2,140	43	51	(127)	172	2,279
Net finance (expense) income ⁽ᵃ⁾	(79)	(1)	(5)	(188)		(273)
Net income (expense) from investments ⁽ᵃ⁾	86	(6)	(14)	8		74
Income taxes ⁽ᵃ⁾	(1,415)	(10)	(29)	(5)	(58)	(1,517)
Adjusted net profit (loss)	732	26	3	(312)	114	563
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						562
Reported net profit (loss) attributable to Eni's shareholders						424
Exclusion of inventory holding (gains) losses						(52)
Exclusion of special items						190
Adjusted net profit (loss) attributable to Eni's shareholders						562
(a) Excluding special items.

(€ million)
First Half 2020	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(1,678)	390	(2,302)	(415)	230	(3,775)
Exclusion of inventory holding (gains) losses			1,370		24	1,394
Exclusion of special items:
environmental charges	1		61			62
impairment losses (impairment reversals), net	1,681	2	1,056	10		2,749
net gains on disposal of assets	1		(3)	(2)		(4)
risk provisions	85			2		87
provision for redundancy incentives	10	2	5	21		38
commodity derivatives		210	(98)			112
exchange rate differences and derivatives		(10)	(14)			(24)
other	130	55	14	35		234
Special items of operating profit (loss)	1,908	259	1,021	66		3,254
Adjusted operating profit (loss)	230	649	89	(349)	254	873
Net finance (expense) income (a)	(169)	(1)	(7)	(351)		(528)
Net income (expense) from investments (a)	43	(5)	(29)	(47)		(38)
Income taxes (a)	(677)	(212)	(37)	32	(65)	(959)
Tax rate (%)						312.4
Adjusted net profit (loss)	(573)	431	16	(715)	189	(652)
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						(655)
Reported net profit (loss) attributable to Eni's shareholders						(7,335)
Exclusion of inventory holding (gains) losses						991
Exclusion of special items						5,689
Adjusted net profit (loss) attributable to Eni's shareholders						(655)
(a) Excluding special items.

(€ million)
First Half 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,425	347	332	(295)	(60)	4,749
Exclusion of inventory holding (gains) losses			(444)		98	(346)
Exclusion of special items:
environmental charges			85	(9)		76
impairment losses (impairment reversals), net	22		287	2		311
net gains on disposal of assets	(20)		(3)			(23)
risk provisions	(12)		20	(2)		6
provision for redundancy incentives	3	3	1	2		9
commodity derivatives		(157)	(54)			(211)
exchange rate differences and derivatives	6	48	(7)			47
other	24	137	(184)	38		15
Special items of operating profit (loss)	23	31	145	31		230
Adjusted operating profit (loss)	4,448	378	33	(264)	38	4,633
Net finance (expense) income (a)	(203)	1	(12)	(331)		(545)
Net income (expense) from investments (a)	148	1	7	17		173
Income taxes (a)	(2,590)	(115)	(40)	63	(21)	(2,703)
Tax rate (%)						63.4
Adjusted net profit (loss)	1,803	265	(12)	(515)	17	1,558
of which:
- Adjusted net profit (loss) of non-controlling interest						4
- Adjusted net profit (loss) attributable to Eni's shareholders						1,554
Reported net profit (loss) attributable to Eni's shareholders						1,516
Exclusion of inventory holding (gains) losses						(244)
Exclusion of special items						282
Adjusted net profit (loss) attributable to Eni's shareholders						1,554
(a) Excluding special items.

(€ million)
First Quarter 2020	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	715	208	(1,910)	(256)	148	(1,095)
Exclusion of inventory holding (gains) losses			1,691		(114)	1,577
Exclusion of special items:
environmental charges			15			15
impairment losses (impairment reversals), net	197	1	139	4		341
net gains on disposal of assets	1		(3)			(2)
risk provisions	27			(1)		26
provision for redundancy incentives	5	2	3	12		22
commodity derivatives		184	85			269
exchange rate differences and derivatives	(1)	46	(7)			38
other	93	(10)	3	30		116
Special items of operating profit (loss)	322	223	235	45		825
Adjusted operating profit (loss)	1,037	431	16	(211)	34	1,307
Net finance (expense) income (a)	(115)		(8)	(337)		(460)
Net income (expense) from investments (a)	(59)	(1)	(10)	(3)		(73)
Income taxes (a)	(651)	(113)	(62)	122	(9)	(713)
Adjusted net profit (loss)	212	317	(64)	(429)	25	61
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						59
Reported net profit (loss) attributable to Eni's shareholders						(2,929)
Exclusion of inventory holding (gains) losses						1,118
Exclusion of special items						1,870
Adjusted net profit (loss) attributable to Eni's shareholders						59
(a) Excluding special items.

Breakdown of special items

IQ		IIQ		IH
2020	(€ million)	2020	2019	2020	2019
15	Environmental charges	47	36	62	76
341	Impairment losses (impairment reversals), net	2,408	280	2,749	311
(2)	Net gains on disposal of assets	(2)	(18)	(4)	(23)
26	Risk provisions	61	6	87	6
22	Provisions for redundancy incentives	16	3	38	9
269	Commodity derivatives	(157)	(86)	112	(211)
38	Exchange rate differences and derivatives	(62)	9	(24)	47
116	Other	118	(108)	234	15
825	Special items of operating profit (loss)	2,429	122	3,254	230
(52)	Net finance (income) expense	50	43	(2)	7
	of which:
(38)	- exchange rate differences and derivatives reclassified to operating profit (loss)	62	(9)	24	(47)
817	Net income (expense) from investments	524	25	1,341	27
595	- impairment/revaluation of equity investments	299		894
280	Income taxes	816		1,096	18
1,870	Total special items of net profit (loss)	3,819	190	5,689	282

Analysis of Profit and Loss account items

Sales from operations

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
4,194	Exploration & Production	2,557	5,850	(56)	6,751	11,524	(41)
4,437	Gas & Power	2,266	4,007	(43)	6,703	10,525	(36)
7,450	Refining & Marketing and Chemicals	4,698	11,908	(61)	12,148	21,679	(44)
6,805	- Refining & Marketing	4,179	11,217	(63)	10,984	20,378	(46)
902	- Chemicals	653	1,104	(41)	1,555	2,141	(27)
(257)	- Consolidation adjustments	(134)	(413)		(391)	(840)
385	Corporate and other activities	369	399	(8)	754	766	(2)
(2,593)	Consolidation adjustments	(1,733)	(3,724)		(4,326)	(7,514)
13,873		8,157	18,440	(56)	22,030	36,980	(40)

Operating expenses

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
11,669	Purchases, services and other	5,517	13,375	(59)	17,186	26,791	(36)
72	Impairment losses (impairment reversals) of trade and other receivables, net	139	157	(11)	211	246	(14)
838	Payroll and related costs	704	779	(10)	1,542	1,553	(1)
22	of which: provision for redundancy incentives and other	16	3		38	9
12,579		6,360	14,311	(56)	18,939	28,590	(34)

DD&A, impairments, reversals and write-off

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
1,621	Exploration & Production	1,716	1,711	0	3,337	3,314	1
81	Gas & Power	82	67	22	163	149	9
149	Refining & Marketing and Chemicals	149	152	(2)	298	305	(2)
129	- Refining & Marketing	132	130	2	261	261
20	- Chemicals	17	22	(23)	37	44	(16)
37	Corporate and other activities	38	37	3	75	74	1
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(16)	(16)
1,880	Total depreciation, depletion and amortization	1,977	1,959	1	3,857	3,826	1
341	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	2,408	280	..	2,749	311	..
2,221	Depreciation, depletion, amortization, impairments and reversals	4,385	2,239	96	6,606	4,137	60
118	Write-off of tangible and intangible assets	229	138	66	347	178	95
2,339		4,614	2,377	94	6,953	4,315	61

Income (expense) from investments

(€ million)
First Half 2020	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	(776)	(5)	(342)	(281)	(1,404)
Dividends	55		17		72
Other income (expense), net		(30)	(17)		(47)
	(721)	(35)	(342)	(281)	(1,379)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Mar. 31, 2020	(€ million)	Jun. 30, 2020	Dec. 31, 2019	Change
24,270	Total debt	27,388	24,518	2,870
4,572	- Short-term debt	4,642	5,608	(966)
19,698	- Long-term debt	22,746	18,910	3,836
(3,641)	Cash and cash equivalents	(6,527)	(5,994)	(533)
(6,602)	Securities held for trading	(6,042)	(6,760)	718
(1,107)	Financing receivables held for non-operating purposes	(490)	(287)	(203)
12,920	Net borrowings before lease liabilities ex IFRS 16	14,329	11,477	2,852
5,761	Lease Liabilities	5,642	5,648	(6)
3,802	- of which Eni working interest	3,766	3,672	94
1,959	- of which Joint operators' working interest	1,876	1,976	(100)
18,681	Net borrowings after lease liabilities ex IFRS 16	19,971	17,125	2,846
45,385	Shareholders' equity including non-controlling interest	38,839	47,900	(9,061)
0.28	Leverage before lease liability ex IFRS 16	0.37	0.24	0.13
0.41	Leverage after lease liability ex IFRS 16	0.51	0.36	0.15

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	19,971	1,876	18,095

Shareholders' equity including non-controlling interest	38,839		38,839

Pro-forma leverage	0.51		0.47

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under CONSOB provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	6,527	5,994
Other financial activities held for trading	6,042	6,760
Other financial assets	570	384
Trade and other receivables	10,700	12,873
Inventories	4,158	4,734
Income tax assets	233	192
Other assets	3,660	3,972
	31,890	34,909
Non-current assets
Property, plant and equipment	58,627	62,192
Right of use assets	5,285	5,349
Intangible assets	3,086	3,059
Inventory - compulsory stock	892	1,371
Equity-accounted investments	7,388	9,035
Other investments	932	929
Other financial assets	1,237	1,174
Deferred tax assets	4,747	4,360
Income tax assets	180	173
Other assets	803	871
	83,177	88,513
Assets held for sale	18	18
TOTAL ASSETS	115,085	123,440
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	3,124	2,452
Current portion of long-term debt	1,518	3,156
Current portion of long-term lease liabilities	919	889
Trade and other payables	12,525	15,545
Income taxes payable	301	456
Other liabilities	7,217	7,146
	25,604	29,644
Non-current liabilities
Long-term debt	22,746	18,910
Long-term lease liabilities	4,723	4,759
Provisions for contingencies	13,738	14,106
Provisions for employee benefits	1,152	1,136
Deferred tax liabilities	6,018	4,920
Income taxes payable	475	454
Other liabilities	1,790	1,611
	50,642	45,896
Liabilities directly associated with assets held for sale
TOTAL LIABILITIES	76,246	75,540
SHAREHOLDERS' EQUITY
Non-controlling interest	72	61
Eni shareholders' equity:
Share capital	4,005	4,005
Retained earnings	34,480	37,436
Cumulative currency translation differences	7,047	7,209
Other reserves	1,151	1,564
Treasury shares	(581)	(981)
Interim dividend		(1,542)
Net profit (loss)	(7,335)	148
Total Eni shareholders' equity	38,767	47,839
TOTAL SHAREHOLDERS' EQUITY	38,839	47,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	115,085	123,440

GROUP PROFIT AND LOSS ACCOUNT

IQ		IIQ		IH
2020	(€ million)	2020	2019	2020	2019
	REVENUES
13,873	Net sales from operations	8,157	18,440	22,030	36,980
213	Other income and revenues	247	383	460	644
14,086	Total revenues	8,404	18,823	22,490	37,624
	OPERATING EXPENSES
(11,669)	Purchases, services and other	(5,517)	(13,375)	(17,186)	(26,791)
(72)	Impairment reversals (impairment losses) of trade and other receivables, net	(139)	(157)	(211)	(246)
(838)	Payroll and related costs	(704)	(779)	(1,542)	(1,553)
(263)	Other operating (expense) income	(110)	96	(373)	30
(1,880)	Depreciation, Depletion and Amortization	(1,977)	(1,959)	(3,857)	(3,826)
(341)	Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net	(2,408)	(280)	(2,749)	(311)
(118)	Write-off of tangible and intangible assets	(229)	(138)	(347)	(178)
(1,095)	OPERATING PROFIT (LOSS)	(2,680)	2,231	(3,775)	4,749
	FINANCE INCOME (EXPENSE)
1,345	Finance income	808	154	2,153	1,420
(1,518)	Finance expense	(1,078)	(484)	(2,596)	(2,029)
(99)	Net finance income (expense) from financial assets held for trading	92	16	(7)	78
(136)	Derivative financial instruments	60	(2)	(76)	(21)
(408)		(118)	(316)	(526)	(552)
	INCOME (EXPENSE) FROM INVESTMENTS
(876)	Share of profit (loss) of equity-accounted investments	(528)	(24)	(1,404)	52
(14)	Other gain (loss) from investments	39	73	25	94
(890)		(489)	49	(1,379)	146
(2,393)	PROFIT (LOSS) BEFORE INCOME TAXES	(3,287)	1,964	(5,680)	4,343
(534)	Income taxes	(1,118)	(1,539)	(1,652)	(2,823)
(2,927)	Net profit (loss)	(4,405)	425	(7,332)	1,520
	attributable to:
(2,929)	- Eni's shareholders	(4,406)	424	(7,335)	1,516
2	- Non-controlling interest	1	1	3	4

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
(0.82)	- basic	(1.23)	0.12	(2.05)	0.42
(0.82)	- diluted	(1.23)	0.12	(2.05)	0.42
	Weighted average number of shares outstanding (million)
3,572.5	- basic	3,572.5	3,600.6	3,572.5	3,600.7
3,574.8	- diluted	3,574.8	3,603.4	3,574.8	3,603.6

COMPREHENSIVE INCOME (LOSS)

	IIQ		IH
(€ million)	2020	2019	2020	2019
Net profit (loss)	(4,405)	425	(7,332)	1,520
Items that are not reclassified to profit or loss in later periods	12		8
Change in the fair value of interests with effects on other comprehensive income	12		8
Items that may be reclassified to profit in later periods	(613)	(685)	(206)	(76)
Currency translation differences	(742)	(583)	(164)	320
Change in the fair value of cash flow hedging derivatives	304	(153)	(123)	(564)
Share of other comprehensive income on equity-accounted entities	(87)	7	46	5
Taxation	(88)	44	35	163

Total other items of comprehensive income (loss)	(601)	(685)	(198)	(76)
Total comprehensive income (loss)	(5,006)	(260)	(7,530)	1,444
attributable to:
- Eni's shareholders	(5,007)	(261)	(7,533)	1,440
- Non-controlling interest	1	1	3	4

CHANGES IN SHAREHOLDERS’ EQUITY
(€ million)
Shareholders' equity at January 1, 2019		51,069
Total comprehensive income (loss)	1,444
Dividends paid to Eni's shareholders	(1,476)
Dividends distributed by consolidated subsidiaries	(3)
Buy-back program	(52)
Reimbursement to third party shareholders	(1)
Other changes	25
Total changes		(63)
Shareholders' equity at June 30, 2019		51,006
attributable to:
- Eni's shareholders		50,949
- Non-controlling interest		57

Shareholders' equity at December 31, 2019		47,900
Total comprehensive income (loss)	(7,530)
Dividends paid to Eni's shareholders	(1,536)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	8
Total changes		(9,061)
Shareholders' equity at June 30, 2020		38,839
attributable to:
- Eni's shareholders		38,767
- Non-controlling interest		72

GROUP CASH FLOW STATEMENT

IQ		IIQ		IH
2020	(€ million)	2020	2019	2020	2019
(2,927)	Net profit (loss)	(4,405)	425	(7,332)	1,520
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,880	Depreciation, depletion and amortization	1,977	1,959	3,857	3,826
341	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	2,408	280	2,749	311
118	Write-off of tangible and intangible assets	229	138	347	178
876	Share of (profit) loss of equity-accounted investments	528	24	1,404	(52)
(3)	Gains on disposal of assets, net	(1)	(21)	(4)	(26)
(16)	Dividend income	(56)	(68)	(72)	(89)
(28)	Interest income	(44)	(38)	(72)	(72)
231	Interest expense	227	268	458	521
534	Income taxes	1,118	1,539	1,652	2,823
83	Other changes	(161)	(59)	(78)	(14)
	Changes in working capital:
1,777	- inventories	(716)	87	1,061	(102)
225	- trade receivables	1,791	2,289	2,016	131
(1,624)	- trade payables	(981)	(1,297)	(2,605)	(873)
(96)	- provisions for contingencies	(303)	25	(399)	(30)
403	- other assets and liabilities	212	(48)	615	340
685	Cash flow from changes in working capital	3	1,056	688	(534)
37	Net change in the provisions for employee benefits	(11)	(12)	26	35
156	Dividends received	172	625	328	1,155
23	Interest received	10	18	33	32
(277)	Interest paid	(257)	(256)	(534)	(486)
(738)	Income taxes paid, net of tax receivables received	(334)	(1,363)	(1,072)	(2,516)
975	Net cash provided by operating activities	1,403	4,515	2,378	6,612
	Investing activities:
(1,529)	- tangible assets and prepaid right of use	(940)	(1,930)	(2,469)	(4,109)
(61)	- intangible assets	(38)	(67)	(99)	(127)
(99)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(10)		(109)
(123)	- investments	(32)	(21)	(155)	(51)
(6)	- securities held for operating purposes	(9)	(5)	(15)	(8)
(44)	- financing receivables held for operating purposes	(41)	(39)	(85)	(87)
(95)	- change in payables in relation to investing activities	(275)	(107)	(370)	(20)
(1,957)	Cash flow from investing activities	(1,345)	(2,169)	(3,302)	(4,402)
	Disposals:
4	- tangible assets	11	20	15	26
4	- investments	2	12	6	12
10	- securities held for operating purposes	2	5	12	5
42	- financing receivables held for operating purposes	23	24	65	56
	- change in receivables in relation to disposals		95		95
60	Cash flow from disposals	38	156	98	194
(735)	Net change in receivables and securities not held for operating purposes	1,198	(57)	463	(122)
(2,632)	Net cash used in investing activities	(109)	(2,070)	(2,741)	(4,330)

GROUP CASH FLOW STATEMENT (continued)

IQ		IIQ		IH
2020	(€ million)	2020	2019	2020	2019
999	Increase in long-term debt	3,293	995	4,292	1,021
(1,035)	Repayments of long-term debt	(1,081)	(1,355)	(2,116)	(1,736)
(249)	Repayment of lease liabilities	(213)	(167)	(462)	(397)
(416)	Increase (decrease) in short-term financial debt	1,147	(93)	731	52
(701)		3,146	(620)	2,445	(1,060)
	Net capital reimbursement to non-controlling interest		(1)		(1)
	Dividends paid to Eni's shareholders	(1,534)	(1,475)	(1,534)	(1,475)
	Dividends paid to non-controlling interests	(3)	(3)	(3)	(3)
	Net purchase of treasury shares		(46)		(46)
(701)	Net cash used in financing activities	1,609	(2,145)	908	(2,585)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	1		1	(1)
5	Effect of exchange rate changes on cash and cash equivalents and other changes	(18)	(6)	(13)	3
(2,353)	Net increase (decrease) in cash and cash equivalent	2,886	294	533	(301)
5,994	Cash and cash equivalents - beginning of the period	3,641	10,260	5,994	10,855
3,641	Cash and cash equivalents - end of the period	6,527	10,554	6,527	10,554

SUPPLEMENTAL INFORMATION

IQ		IIQ		IH
2020	(€ million)	2020	2019	2020	2019
	Investment of consolidated subsidiaries and businesses
14	Current assets	1		15
171	Non-current assets	11		182
(63)	Cash and cash equivalents (net borrowings)	(1)		(64)
(9)	Current and non-current liabilities	(2)		(11)
113	Net effect of investments	9		122
(11)	Non-controlling interest	1		(10)
102	Purchase price	10		112
	less:
(3)	Cash and cash equivalents			(3)
99	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired	10		109

Capital expenditure

IQ		IIQ			IH
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
1,258	Exploration & Production	760	1,676	(55)	2,018	3,662	(45)
	- acquisition of proved and unproved properties		6	..		372	..
171	- exploration	76	170	(55)	247	313	(21)
1,070	- development	670	1,490	(55)	1,740	2,957	(41)
17	- other expenditure	14	10	40	31	20	55
57	Gas & Power	52	57	(9)	109	99	10
235	Refining & Marketing and Chemicals	142	229	(38)	377	417	(10)
169	- Refining & Marketing	105	208	(50)	274	379	(28)
66	- Chemicals	37	21	76	103	38	..
42	Corporate and other activities	29	37	(22)	71	64	11
(2)	Impact of unrealized intragroup profit elimination	(5)	(2)		(7)	(6)
1,590	Capital expenditure	978	1,997	(51)	2,568	4,236	(39)

In the first half of 2020, capital expenditure amounted to €2,568 million (€4,236 million in the first half of 2019) and mainly related to:

- development activities (€1,740 million) mainly in Egypt, Indonesia, the United Arab Emirates, Mexico, the United States, Iraq, Mozambique and Kazakhstan;

- refining activity in Italy and outside Italy (€245 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, to maintain plants’ integrity as well as HSE initiatives; marketing activity for regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the rest of Europe (€29 million);

- initiatives relating to gas marketing (€85 million).

Sustainability performance

		IH
		2020	2019	% Ch.
TRIR (Total recordable injury rate)	(total recordable injury rate/worked hours) x 1,000,000	0.24	0.28	(14.3)
GHG emissions/100% operated hydrocarbon gross production	(tonnes CO2 eq./kboe)	20.99	20.94	0.2
Direct GHG emissions (Scope 1)	(mmtonnes CO2 eq.)	18.86	20.86	(9.6)
- of which CO2 eq from combustion and process		14.55	16.38	(11.2)
CO2 eq from flaring		3.10	3.09	0.3
CO2 eq from venting		0.98	1.03	(4.9)
CO2 eq from methane fugitive		0.23	0.36	(36.1)
Oil spills due to operations (>1 barrel)	(kbbl)	0.32	0.68	(53.0)
% produced water reinjection	(%)	54	61	(11.5)

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.24 confirming Eni’s commitment to awareness and dissemination of the safety culture; down by 14% compared to the same period of 2019.
•	Upstream GHG emission intensity: 20.99 tCO2 eq./kboe, as of June 30, 2020. Confirmed the target of 43% reduction by 2025 from 2014 baseline.
•	Direct GHG emissions: 18.86 million tCO2 eq. down by 2 million tCO2 eq. or by 9.6% from the first half of 2019, leveraging on the contribution of all business segments.
•	Emissions from combustion and process were down in all business segments to 14.55 million of tCO2 eq. (down by 11.2%), mainly driven by the higher planned standstills at refineries and chemical plants, in some circumstances prolonged due to COVID-19 emergency, the temporary shutdown of the E&P production activities in Libya, lower power production and volumes of natural gas transported.
•	Emissions from flaring in the E&P segment were substantially unchanged from the first half of 2019, in line with the target of zero flaring by 2025.
•	Emissions from methane fugitive were down by 36.1% from the first half of 2019, benefitting from monitoring campaigns and maintenance programs in the upstream segment.
•	Oil spills due to operations: down by 53% from the first half of 2019, leveraging the technical measures adopted by Eni and mainly addressed to the E&P segment.
•	Water reinjection in the E&P segment: decreased from the first half of 2019 (down by 11.5%), due to the production shutdown in Congo and Libya, as well as certain issues at the reinjection system following the restart of Zatchi and Loango fields in Congo and the lack of reinjection at the Ebocha field in Nigeria.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IQ			IIQ		IH
2020			2020	2019	2020	2019
1,774	Production of oil and natural gas (a)(b)	(kboe/d)	1,713	1,834	1,744	1,837
111	Italy		105	123	108	127
254	Rest of Europe		241	146	247	158
250	North Africa		255	388	252	381
299	Egypt		262	346	281	341
369	Sub-Saharan Africa		383	399	376	381
173	Kazakhstan		167	120	170	134
191	Rest of Asia		171	179	181	180
110	Americas		113	106	112	107
17	Australia and Oceania		16	27	17	28
144	Production sold (a)	(mmboe)	143	150	286	302

PRODUCTION OF LIQUIDS BY REGION

IQ			IIQ		IH
2020			2020	2019	2020	2019
892	Production of liquids	(kbbl/d)	853	867	873	877
49	Italy		45	52	47	54
149	Rest of Europe		139	86	144	94
116	North Africa		118	175	117	170
74	Egypt		58	73	66	72
232	Sub-Saharan Africa		231	266	232	259
117	Kazakhstan		113	76	115	86
94	Rest of Asia		88	79	91	82
61	Americas		61	57	61	58
	Australia and Oceania			3		2

PRODUCTION OF NATURAL GAS BY REGION

IQ			IIQ		IH
2020			2020	2019	2020	2019
4,768	Production of natural gas	(mmcf/d)	4,653	5,230	4,711	5,194
334	Italy		324	380	329	395
567	Rest of Europe		550	325	559	346
723	North Africa		742	1,151	733	1,144
1,217	Egypt		1,102	1,477	1,160	1,456
740	Sub-Saharan Africa		822	720	781	660
304	Kazakhstan		291	237	297	261
527	Rest of Asia		451	543	489	532
263	Americas		285	266	274	261
93	Australia and Oceania		86	131	89	139

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (113 and 120 kboe/d in the second quarter of 2020 and 2019, respectively, 118 and 119 kboe/d in the first half of 2020 and 2019, respectively, and  123 kboe/d in the first quarter of 2020).

Gas & Power

Natural gas sales

IQ		IIQ			IH
2020	(bcm)	2020	2019	% Ch.	2020	2019	% Ch.
8.97	ITALY	9.13	9.69	(6)	18.10	20.46	(12)
2.42	- Wholesalers	1.47	1.93	(24)	3.89	4.48	(13)
1.04	- Italian exchange for gas and spot markets	4.36	3.63	20	5.40	6.15	(12)
1.22	- Industries	1.04	1.30	(20)	2.26	2.62	(14)
0.31	- Small and medium-sized enterprises and services	0.10	0.14	(29)	0.41	0.49	(16)
0.38	- Power generation	0.36	0.65	(45)	0.74	1.05	(30)
2.07	- Residential	0.36	0.61	(41)	2.43	2.62	(7)
1.53	- Own consumption	1.44	1.43	1	2.97	3.05	(3)
7.78	INTERNATIONAL SALES	4.79	8.11	(41)	12.57	18.67	(33)
6.83	Rest of Europe	3.87	5.97	(35)	10.70	13.97	(23)
0.96	- Importers in Italy	0.98	1.10	(11)	1.94	2.12	(8)
5.87	- European markets	2.89	4.87	(41)	8.76	11.85	(26)
1.08	Iberian Peninsula	0.75	1.00	(25)	1.83	2.21	(17)
0.08	Germany/Austria	0.04	0.39	(90)	0.12	0.84	(86)
0.98	Benelux	0.62	0.88	(30)	1.60	1.79	(11)
0.44	UK	0.43	0.41	5	0.87	0.90	(3)
1.42	Turkey	0.26	1.27	(80)	1.68	3.04	(45)
1.60	France	0.70	0.84	(17)	2.30	2.55	(10)
0.27	Other	0.09	0.08	12	0.36	0.52	(31)
0.95	Rest of World	0.92	2.14	(57)	1.87	4.70	(60)
16.75	WORLDWIDE GAS SALES	13.92	17.80	(22)	30.67	39.13	(22)
2.50	of which: LNG sales	2.00	2.20	(9)	4.50	4.90	(8)